For:           B+H Ocean Carriers Ltd.

From:       Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI  02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Unaudited Results for Second Quarterly Period Ended June 30, 2008 and Investment in Offshore Accommodation Unit

NEW YORK, NEW YORK, August 14, 2008. . . . B+H Ocean Carriers Ltd. (AMEX:  BHO) today reported unaudited net loss of $4.9 million or $(0.72) per share basic and diluted for the three months ended June 30, 2008, compared to unaudited net income of $4.3 million or $0.61 per share basic and diluted, for the three months ended June 30, 2007. EBITDA for the three months ended June 30, 2008 was $8.3 million as compared to $12.8 million for the comparable period of 2007. Basic earnings per share calculations are based on weighted average shares outstanding of 6,855,044 and 7,005,396 respectively, for the three months ended June 30, 2008 and 2007. There were no dilutive securities for the quarters ended June 30, 2008 and 2007.

The Company reported unaudited net income of $6.1 million or $0.90 per share basic and diluted for the six months ended June 30, 2008 as compared to unaudited net income of $7.3 million or $1.05 per share basic and $1.03 per share diluted, for the six months ended June 30, 2007. EBITDA for the six months ended June 30, 2008 was $29.4 million as compared to $24.1 million for the comparable period of 2007. Basic earnings per share calculations are based on weighted average shares outstanding of 6,858,410 and 6,995,999 respectively, for the six months ended June 30, 2008 and 2007. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,145,279 for the six months ended June 30, 2007. There were no dilutive securities at June 30, 2008.

The Company added that it had purchased an assignment of a newbuilding contract for a 300 person, Dynamically Positioned Accommodation Unit to be delivered fourth quarter 2009, and that the entire project cost is presently expected to be approximately $40 million.  The construction is being financed by approximately 15% from corporate cash and the balance with a Letter of Credit from HSH-Nordbank.  The Company also stated that at present, there is no permanent financing arrangement and that it expects to obtain employment closer to the time of completion of the Unit.

           The following is a discussion of our financial condition and results of operations for the six month and quarterly periods ended June 30, 2008 and 2007.

Quarter Ended June 30, 2008 (unaudited) versus June 30, 2007 (unaudited)

Revenues

Revenues from voyage and time charters decreased $1.1 million or 4% from the three month period ending June 30, 2007. The decrease in revenue is due to a decrease in on-hire days, a decrease in the TCE rates and a decrease in voyage days. There were 1,079 on-hire days of which 463 were voyage days in the quarter ended June 30, 2007 as compared with 1,021 on-hire days of which 315 were voyage days, in the quarter ended June 30, 2008. Revenue from voyage charters is higher due to the fact that it is recorded at the gross amount, before voyage expenses, which are the owner’s responsibility under a voyage charter. Average TCE rates decreased $1,363 from the second quarter of 2007 to the second quarter of 2008.

Voyage expenses

Voyage expenses for the quarter ended June 30, 2008 increased $1.5 million or 27% from the quarter ended June 30, 2007. The increase is due to a 110% increase in bunker expense per voyage day. Voyage expenses include port, canal and fuel charges for which the shipowner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter.

Vessel operating expenses

Vessel operating expenses increased $1.8 million from the three month period ended June 30, 2007 to the same period of 2008. Operating expenses on a per day basis increased 31% from the first half of 2007 to the first half of 2008. The increase is predominantly due to increases in stores expense, repairs and maintenance expense and upgrading expenses.

Vessel depreciation and amortization of deferred charges

Vessel depreciation and amortization of deferred charges increased $0.2 million and $1.0 million, respectively for the quarter ended June 30, 2008 over the same 2007 period. The increase in depreciation is due to the conversion of one vessel to a bulk carrier and the purchase of one vessel in June 2007 which was offset by the sale of two vessels in the first quarter of 2008. The increase in amortization of deferred charges is due to the conversion of two additional vessels to double hulled tankers in 2007.

Consulting and professional fees and other expenses

Consulting and professional fees and other expenses in the three months ended June 30, 2008 decreased $0.2 million from the same 2007 period. The decrease is due to a decrease in legal fees.

Equity in income of Nordan OBO II Inc.

Equity in income of Nordan OBO II Inc. of $0.1 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party.  Income from the investment increased $0.2 million from the six months ended June 30, 2007 to the six months ended June 30, 2008 due to the fact that the vessel was offhire for approximately 19 days in the second quarter of 2007 as a result of main engine damage which was subject to an insurance claim that was settled in the first quarter of 2008.

Interest expense and interest income

The $0.2 million (7%) decrease in interest expense for the quarter ended June 30, 2008, as compared to the same period of 2007, is due to a decrease in interest rates. The average daily interest rate for the three months ended June 30, 2007 was 5.32% versus an average daily rate of 2.59% for the same period of 2008. The effect of this decrease was offset by the fact that the average balance of long-term debt was $190.3 million for the three months ended June 30, 2007 and $218.4 million for the three months ended June 30, 2008. The decrease in interest income of $0.5 million from 2007 to 2008 is also due to the decrease in interest rates.

Loss on fair value of put option contracts

In 2006 and 2007, the Company bought put options to mitigate the risk associated with the possibility of falling time charter rates. These put options do not qualify for special hedge accounting under US GAAP and as such, the aggregate changes in the fair value of these option contracts is reflected in the Company’s statement of operations. The unrealized loss on the value of the contracts totaled $4.3 million and $0.6 million for the three months ended June 30, 2008 and 2007, respectively.

Loss on fair value of interest rate swaps

The Company entered into two interest rate swaps during 2005 which were required to be marked to market through the Consolidated Statements of Operations. The combined increase in the value of these swaps from April 1, 2008 to June 30, 2008 was $0.6 million. The value of the swaps increased by $0.4 million in the second quarter of 2007. The notional amount and the expiration date of one of the swaps were renegotiated in April 2008, resulting in its designation as a cash flow hedge. Accordingly, changes in the fair value of that swap were made through other comprehensive income during May and June of 2008.

Loss on fair value of foreign currency exchange contracts

The Company entered into foreign currency exchange contracts in late 2007 and 2008 which are designed to mitigate the risk associated with changes in foreign currency exchange rates. The changes in the fair value of these contracts is recorded in operations. The decrease in the value of the contracts, net of settlement proceeds was $0.2 million in the three months ended June 30, 2008.

Six Months ended June 30, 2008 (unaudited) versus June 30, 2007 (unaudited)

Revenues

Revenues decreased $2.8 million (5%) in the six months ended June 30, 2008 over the comparable period in 2007. Time-charter equivalent (“TCE”) revenue decreased $5.2 million or 12% for the six months ended June 30, 2008 over the six months ended June 30, 2007. TCE revenue represents gross revenue less voyage related expenses (principally fuel and port costs). This measure is used to create comparability between time-charter and voyage revenues. The decrease in revenue is due to a decrease in the number of on-hire days, a decrease in the number of voyage days and a decrease in the TCE rates. Revenue from voyage charters is higher due to the fact that it is recorded at the gross amount, before voyage expenses, which are the owner’s responsibility under a voyage charter. There were 2,056 on-hire days of which 623 were voyage days, in the six months ended June 30, 2008 as compared with 2,230 on-hire days of which 892 were voyage days, in the six months ended June 30, 2007. The time charter equivalent rate decreased $895 (5%) per day.

The Company, through wholly-owned subsidiaries, acquired one medium range (“MR”) product tanker in June 2007 and sold one combination carrier and one MR tanker in the first quarter of 2008. The Company had offhire due to conversions to bulk carriers of 304 days in the six months ended June 30, 2008 and offhire related to conversions to fully compliant double-hulled vessels of 240 days in the six months ended June 30, 2007. The Company estimates that lost TCE revenue due to offhire for conversions is approximately $7.8 million for the six months ended June 30, 2008 and $4.6 million for the six months ended June 30, 2007.

Other revenue of $0.7 million and $0.5 million for the six months ended June 30, 2008 and 2007, respectively, includes $0.4 and $0.5 million earned in respect of a profit sharing arrangement on one vessel for the six months ended June 30, 2008 and 2007, respectively.

Voyage expenses

Voyage expenses increased by $2.4 million (20%) in the six month period ended June 30, 2008 as compared with the same period of 2007. This increase is due to an 88% increase in bunker expenses per voyage day and to an increase in port costs. Voyage expenses include port, canal and fuel charges for which the shipowner is responsible on a voyage charter but not when a vessel is on either a time or bareboat charter.

Vessel operating expenses

Vessel operating expenses increased $1.8 million from the six month period ended June 30, 2007 to the same period of 2008. Operating expenses on a per day basis increased 14% from the first half of 2007 to the first half of 2008. The increase is due to increases in crew travel and wage expenses, stores, repairs and maintenance, upgrading and bunkers consumed during off-hire periods.

Amortization of deferred charges

Amortization of deferred charges increased $1.8 million for the six month period ended June 30, 2008 as compared to the comparable period of 2007. This increase is due to the cost of converting the Company’s vessels to fully compliant double-hulled vessels and bulk carriers. At June 30, 2008, the conversions of five vessels had been completed. The conversion of the sixth vessel to a bulk carrier was expected to be completed in August 2008 and the conversion of a seventh is expected to begin in August 2008.

Equity in income of Nordan OBO II Inc.

Equity in income of Nordan OBO II Inc. of $0.6 million represents income from the Company’s 50% interest in an entity which is the disponent owner of a 1992-built 75,000 DWT combination carrier through a bareboat charter party.  Income from the investment increased $0.3 million from $0.3 million for the six months ended June 30, 2007 due to the fact that the vessel was offhire for approximately 19 days in the second quarter of 2007 as a result of main engine damage which was subject to an insurance claim that was settled in the first quarter of 2008.

Interest expense and interest income

The $0.6 million (9%) increase in interest expense for the six months ended June 30, 2008, as compared to the same period in 2007, is due to the increase in long term debt. Outstanding debt increased from $186.3 million at June 30, 2007 to $225.3 million at December 31, 2007. Outstanding debt at June 30, 2008 was $221.1 million. The decrease in interest income of $1.1 million is due to the decrease in interest rates. The average daily interest rate for the six months ended June 30, 2008 was 2.94% versus an average daily rate of 5.29% for the six month period ended June 30, 2007.

Loss on fair value of interest rate swaps

The Company entered into two interest rate swaps during 2005 which are required to be marked to market through the Consolidated Statements of Operations. The decrease in the value of these swaps from January 1, 2008 to June 30, 2008 was $0.5 million. The value of the swaps increased by $0.2 million in the first six months of 2007. The notional amount and the expiration date of one of the swaps were renegotiated in April 2008, resulting in its designation as a cash flow hedge. Accordingly, changes in the fair value of that swap were made through other comprehensive income during May and June of 2008.

Loss on fair value of put option contracts

In 2006 and 2007, the Company bought put options to mitigate the risk associated with the possibility of falling time charter rates. These put options do not qualify for special hedge accounting under US GAAP and as such, the aggregate changes in the fair value of these option contracts is reflected in the Company’s Consolidated Statements of Operations. The unrealized loss on the value of the contracts totaled $4.7 million for the six months ended June 30, 2008 and $1.2 million for the six months ended June 30, 2007. The loss of value is due to the fact that the index rate on which the puts are based has increased.

Loss on fair value of foreign currency exchange contracts

The Company entered into foreign currency exchange contracts in late 2007 and 2008 which are designed to mitigate the risk associated with changes in foreign currency exchange rates. The changes in the fair value of these contracts is recorded in operations. The decrease in the value of the contracts, net of settlement proceeds was $0.1 million in the six months ended June 30, 2008.

Loss on trading in marketable securities

The loss on trading in marketable securities is predominantly due to the fact that the Company liquidated its position in one non-performing account.

Gain on sale of vessel

The Company, through wholly owned subsidiaries, sold one MR product tanker and one combination carrier in the first quarter of 2008. The excess of the selling price over the book value of these vessels was $13.3 million.

Liquidity and Capital Resources

Cash at June 30, 2008, amounted to $73.1 million, an increase of $11.4 million as compared to December 31, 2007. The increase in the cash balance is attributable to inflows from investing activities of $28.5 million, primarily related to the sale of two vessels in the first quarter which was offset by the investment in vessel conversions of $10.4 million. Outflows for operating activities were $12.0 million due to the decrease in accounts payable, predominantly related to vessel conversions. The outlows for financing activities of $5.0 million is made up of mortgage proceeds of $30.0 million less payments of long-term debt totaling $34.2 million and payments for debt issuance costs of $0.7 million.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors, combination carriers capable of transporting both wet and dry bulk cargoes, and chemical/product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of five medium range chemical/product tankers, five combination carriers (OBOs) and a 50% interest in another OBO, one bulk carrier and one panamax product tanker. The sixth medium range product tanker is currently being converted to a bulk carrier, with delivery expected in August 2008. Eight of the vessels are employed under fixed contract employment and the remainder are operating in the spot market.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company.   EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods.  EBITDA should not be considered a substitute for net income or cash flow from operating activities prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.  While EBITDA is frequently used as a measure of operating results and performance, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s 2007 Annual Report on Form 20F and other recent Form 6Ks and press releases, access the Company’s website:   www.bhocean.com

Company Contact:           John LeFrere
                                    917.225.2800

Financial Statements

B+H Ocean Carriers Ltd.
Unaudited Consolidated Balance Sheets

	Unaudited	Audited	Unaudited
ASSETS	June 30, 2008	December 31, 2007	June 30, 2007
CURRENT ASSETS:
Cash and cash equivalents	$73,100,019	$61,672,953	$38,031,491
Marketable securities	109,880	982,300	1,106,637
Trade accounts receivable, less allowance for doubtful accounts of $336,392 at June 30, 2008 and December 31, 2007 and $119,738 at June 30, 2007	4,170,917	4,748,262	5,921,354
Vessel Held for Sale	-	24,984,092	-
Inventories	2,889,289	3,406,856	3,536,679
Prepaid expenses and other current assets	1,155,284	1,682,264	1,716,935
Total current assets	81,425,389	97,476,727	50,313,096

Vessels, at cost:
Vessels	357,299,916	344,351,597	341,584,529
Less - Accumulated depreciation	(73,455,618)	(61,888,379)	(61,325,987)
	283,844,298	282,463,218	280,258,542

Investment in Nordan OBO II Ltd	9,879,590	9,991,686	10,174,172
Investment in debt securities	5,000,000	5,000,000	5,000,000
Other assets	3,814,532	3,576,221	3,024,765
Fair value of Freight Forward Contracts	2,630,103	7,292,718	894,588
Fair value of derivative asset	40,700	32,904	773,054

Total assets	$386,634,612	$405,833,474	$350,438,217

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,202,955	$35,178,817	$10,425,628
Accrued liabilities	6,229,194	3,111,242	5,416,306
Accrued interest	1,093,520	1,232,131	919,057
Current portion of mortgage payable	46,755,555	37,632,601	29,475,000
Deferred income	5,850,691	6,578,016	6,534,334
Other liabilities	184,342	234,300	202,186
Total current liabilities	71,316,257	83,967,107	52,972,511

Fair value of derivative liability	2,192,156	1,760,148
Bonds Payable	25,000,000	25,000,000	25,000,000
Long term debt	149,391,697	162,669,596	131,824,538

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
no shares issued and outstanding	-	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued; 6,852,544, 6,866,615 and 6,991,661
shares outstanding as of June 30, 2008, December 31, 2007	75,572	75,572	75,572
and June 30, 2007, respectively
Paid-in capital	93,863,095	93,863,095	92,936,201
Retained earnings	56,845,035	50,699,428	56,023,900
Other Comprehensive income	(532,906)	(824,785)	258,594
Treasury stock	(11,516,294)	(11,376,687)	(8,653,099)
Total shareholders' equity	138,734,502	132,436,623	140,641,168
Total liabilities and shareholders' equity	$386,634,612	$405,833,474	$350,438,217

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Operations

	For the six	For the six	For the three	For the three
	months ended	months ended	months ended	months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Revenues:
Voyage, time and bareboat charter revenues	$52,274,976	$55,075,050	$26,684,185	$27,753,375
Other revenue	652,576	544,349	150,554	44,887
Total revenues	52,927,552	55,619,399	26,834,739	27,798,262

Operating expenses:
Voyage expenses	14,263,745	11,851,226	7,043,223	5,529,511
Vessel operating expenses, drydocking and survey costs	20,303,660	18,494,341	10,574,027	8,725,686
Vessel depreciation	7,898,263	7,855,342	4,120,448	3,953,108
Amortization of deferred charges	4,156,972	2,383,249	2,233,856	1,281,115
General and administrative:
Management fees to related party	600,127	560,876	296,692	280,438
Consulting and professional fees, and other expenses	2,445,960	2,499,911	1,123,531	1,281,426
Total operating expenses	49,668,727	43,644,945	25,391,777	21,051,284

Income from vessel operations	3,258,825	11,974,454	1,442,962	6,746,978

Other income (expense):
Equity in income of Nordan OBO II	637,903	347,774	101,203	(48,984)
Interest expense	(6,424,375)	(5,869,421)	(2,874,230)	(3,097,430)
Interest income	818,420	1,891,434	328,123	851,633
(Loss) gain on trading securities	(281,946)		(84,670)	18,815
Loss on value of put option contracts	(4,662,615)	(1,196,800)	(4,343,094)	(632,397)
(Loss) gain on value of interest rate swaps	(542,595)	196,207	599,648	434,480
Loss on foreign currency exchange contracts	(173,496)	-	(475,077)	-
Settlement on foreign currency exchange contracts	252,897	-	252,897
Gain on sale of vessels	13,262,590	-	135,182
Total other income (expense), net	2,886,783	(4,630,806)	(6,360,018)	(2,473,883)

Net income (loss)	$6,145,608	$7,343,648	$(4,917,056)	$4,273,095

Basic earnings per common share	$0.90	$1.05	$(0.72)	$0.61

Diluted earnings per common share	$0.90	$1.03	$(0.72)	$0.61

Weighted average number of common shares outstanding:
Basic	6,858,410	6,995,999	6,855,044	7,005,396
Diluted	6,858,410	7,145,279	6,855,044	7,005,396

B+H Ocean Carriers Ltd.
Unaudited Consolidated Statements of Cash Flows

	For the six	For the six
	months ended	months ended
	June 30, 2008	June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,145,608	$7,343,648
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,898,263	7,855,342
Amortization of deferred charges	4,156,972	2,383,303
Loss on value of interest rate swaps	542,595	1,013,728
Loss on value of put contracts	4,662,615	-
Gain on sale of vessels	(13,262,590)	-
Loss on foreign currency exchange contracts	173,496	-
Other losses, net	190,948	(13,135)
Compensation expense recognized under employee stock plans	-	16,892

Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	577,345	(3,388,644)
Decrease (increase) in inventories	517,567	(988,903)
Decrease (increase) in prepaid expenses and other assets	526,980	(307,936)
Decrease in accounts payable	(23,975,862)	(1,033,297)
Increase in accrued liabilities	3,117,952	1,538,727
Decrease in accrued interest	(138,611)	(171,420)
Decrease in deferred income	(727,325)	(811,856)
(Decrease) increase in other liabilities	(49,958)	51,475
Payments for special surveys	(2,399,519)	(2,878,988)
Total adjustments	(18,189,132)	3,265,288
Net cash (used in) provided by operating activities	(12,043,524)	10,608,936

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of vessel	38,116,601	-
Purchase and investment in vessels	-	(19,600,000)
Investment in vessel conversions	(10,418,719)	(6,105,948)
Investment in Nordan OBO II Inc	(637,904)	(347,774)
Dividends from Nordan OBO II Inc	750,000	750,000
Investment in put options contracts	-	(1,431,780)
Sale (purchase) of marketable securities	681,471	(103,400)
Other investments	(17,411)	-
Net cash provided by (used in) investing activities	28,474,038	(26,838,902)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(708,896)	(616,630)
Mortgage proceeds	30,000,000	27,000,000
Purchase of treasury stock	(139,607)	(3,094,737)
Issuance of treasury shares	-	200,690
Long-term debt repayment	-	(31,402,960)
Payments of mortgage principal	(34,154,945)	(16,215,934)
Net cash used in financing activities	(5,003,448)	(24,129,571)

Net increase (decrease ) in cash and cash equivalents	11,427,066	(40,359,537)
Cash and cash equivalents, beginning of period	61,672,953	78,391,028
Cash and cash equivalents, end of period	$73,100,019	$38,031,491